

February 8, 2012

<u>Via E-mail</u>
Xin Zhou
Executive Chairman of the Board of Directors
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People's Republic of China

> **Re: E-House (China) Holdings Limited**
> **Registration Statement on Form F-4**
> **Filed January 13, 2012**
> **File No. 333-179004**
>
> **China Real Estate Information Corporation**
> **Scheduled 13E-3**
> **Filed January 13, 2012**
> **File No. 005-85084**

Dear Mr. Zhou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   We note that Xin Zhou is E-House's largest shareholder, with a 26% ownership stake in that company. Mr. Zhou is executive chairman of the E-House Board of Directors and a co-founder of that company. He is also co-chairman of the CRIC Board of Directors. Tell us why Mr. Zhou is not engaged in this going private transaction.

2.   Neil Nanpeng Shen is a director of CRIC and also a director of E-House. Mr. Shen owns 7% of E-House's shares. Tell us why Mr. Shen is not engaged in this going private transaction.

Registration Statement on Form F-4

E-House may be classified as a passive foreign investment company, page 27

3.   Please replace the term "certain adverse" with substantive disclosure so investors may know more clearly how they may be affected.

Forward Looking Statements, page 29

4.   Pursuant to Rule 13e-3(d)(2), you have an obligation to update the prospectus to reflect any material change to the information disclosed. Qualify the disclaimer in the last paragraph on page 30 to reflect this obligation.

Selected Historical Financial Data of CRIC, page 51

5.   Provide the ratio of earnings to fixed charges financial information required pursuant to Item 1010(a)(3) of Regulation M-A.

Special Factors, page 80

6.   This section should be relocated to a more prominent position near the beginning of the disclosure document. See Rule 13e-3(e)(1)(ii).

Background of the Merger, page 80

7.   Here or in another appropriate part of the Special Factors sections, describe the "strategic alternatives" the E-House Board and management considered in deciding to pursue this transaction. Your discussion should include an explanation of the reasons for the timing of the transaction. See Item 1013 of Regulation M-A.

8.   Identify the specific members of E-House's Board and management team who initiated and negotiated this transaction.

9.   Given E-House's majority ownership stake in CRIC, explain what you mean by the reference to CRIC directors "not related" to E-House in the second to last paragraph on page 80.

10.   Summarize in reasonable detail the contacts between the parties to this transaction and Credit Suisse during the course of the negotiation and structuring of the proposed merger. In this regard, we note the references to contacts on November 10, 2011 and multiple additional contacts in November and December 2011, during which matters such as financial forecasts, strategic alternatives and Credit Suisse's financial analysis were discussed. See page 81 of the prospectus.

11.   Summarize in reasonable detail the preliminary financial analysis presented by Credit Suisse on December 2, 2011. See Item 1015 of Regulation M-A.

12.   Summarize any material differences between the preliminary financial analysis of Credit Suisse presented on December 15, 2011 and the presentation on December 26, 2011. Describe any increase recommended by Credit Suisse due to the decline in the relative share price of E-House.

13.   Describe the alternative methods for effecting conversion of CRIC share options in the proposed merger and the tax consequences and other considerations relative to such conversion, discussed between representatives of the parties in late December 2011. Explain how and why the proposed method was selected. See Item 1013 of Regulation M-A.

14.   Expand the Background section to describe alternatives to the proposed transaction considered by CRIC, including rejecting the currently proposed transaction and why each was rejected by CRIC. If no alternatives were considered except negotiating for more favorable terms in the merger, explain why.

Position of E-House and Merger Sub Regarding Fairness of the Merger, page 85

15.   In paragraph two in this section, you state that: "[T]he Buyer Filing Persons did not undertake a formal evaluation of the Merger." Beginning in the next paragraph and continuing for the next several pages, you list multiple bullet points considered by the Buyer Filing Persons, which you state support the procedural and substantive fairness of the proposed merger from the perspective of the unaffiliated shareholders of CRIC. The latter appears inconsistent with the statement quoted above regarding the lack of a formal evaluation. Please revise.

16.   Refer to the second to last paragraph in this section on page 88. Revise to definitively state that this section lists all material factors considered by the Buyer Filing Persons, as required by Item 1014 of Regulation M-A. Currently, you state that it is the belief of such parties that the section is complete in this regard, while stating at the same time that it is "not intended to be exhaustive."

17.   Refer to the disclosure at the bottom of page 90. Revise to state CRIC's belief as to
        the procedural fairness of the proposed merger. Currently, your disclosure states that
        there are sufficient procedural safeguards to ensure fairness without actually stating a
        belief as to procedural fairness.

18.   Refer to the first paragraph after the bullet points on page 93. The disclosure in the
        first sentence of that paragraph states that the foregoing discussion "is not intended to
        be exhaustive" but includes "a number of the factors considered by the Special
        Committee and the CRIC Board." Revise to describe all of the material factors
        considered and how they were analyzed. See Item 1014(b) of Regulation M-A.

Opinion of Credit Suisse, page 94

19.   The third bullet point in this section on page 94 and disclosure earlier in the
        prospectus, as well as the materials generated by Credit Suisse and included as
        exhibits to the amended Schedule 13E-3, indicate that Credit Suisse received and
        analyzed financial forecasts for both E-House and CRIC in arriving at its fairness
        opinion. These financial forecasts for both entities, as well as the material
        assumptions and applicable limitations underlying them, must be summarized in the
        prospectus/proxy statement. Please revise.

20.   Refer to the disclosure in the last paragraph on page 95 carrying over onto page 96.
        Statements there indicate that this section "is not a complete description of the
        analyses underlying Credit Suisse's opinion." The preceding sentence indicates that
        the disclosure includes only some of the analyses performed by Credit Suisse. Revise
        these statements and the disclosure that follows to include a complete, detailed
        description of all analyses performed.

Taxation of Dividends, page 142

21.   Here and under the headings "Disposition of e-House ADSs or E-House Shares" and
        "Information Reporting," please replace the vague terms "may" and "certain" with
        substantive and clarifying disclosure. Make clear, for example, whether E-House will
        be eligible for the benefits of the U.S. – PRC Income Tax Treaty.

Regulation, page 165

22.   Please revise your disclosure throughout to make clear the extent that you are
        materially at risk for non-compliance. Where any laws may require approval, the
        filing of applications, permits, or licenses, make clear whether you have made
        appropriate filings, received approval, or obtained any required permits or licenses.

Item 22. Undertakings, page II-2

23.   Please revise your disclosure to include the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

Exhibit 99.5

24.   We note the qualification by reference to the registration statement in paragraphs (i) and (iv). Please file a revised legal opinion that omits this qualifying statement cross-referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the legal opinion should be fully and clearly disclosed in the text of the legal opinion.

25.   Here or in the registration statement under "Regulations," make clear whether the agreements with PRC entities that are required to be registered in the PRC in order to be enforceable have been registered. Additionally, please consider revising your disclosure, as necessary, to discuss any need to modify or re-register any agreements as a result of this transaction.

26.   Please revise the penultimate paragraph of the opinion to make clear that investors are entitled to rely on the opinion being provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Chalk, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3263 if you have questions regarding comments on the Schedule 13E-3 and related matters. If you have questions regarding comments on the registration statement on Form F-4, you may contact Christina Chalk, Corey Jennings, Special Counsel, Office of International Corporation Finance at (202) 551-3258, Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP